Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Q2 2014 Earnings Call

Company Participants

•	Neil A. Russell

•	William J. DeLaney

•	Robert Chris Kreidler

Other Participants

•	John E. Heinbockel

•	Karen F. Short

•	Mark G. Wiltamuth

•	Andrew P. Wolf

•	Ajay Kumar Jain

•	John W. Ivankoe

•	Meredith Adler

•	Edward J. Kelly

•	Greg Hessler

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to the Sysco Second Quarter Fiscal 2014 Conference Call. As a reminder, today’s call is being recorded. We will begin today’s call with opening remarks and introductions.

I would like to turn the call over to Neil Russell, Vice President of Investor Relations. Please go ahead, sir.

Neil A. Russell

Thank you, Lexi, and good morning, everyone. Thank you for joining us for Sysco’s Second Quarter Fiscal 2014 Earnings Call. Today you will hear from Bill DeLaney, our President and Chief Executive Officer; and Chris Kreidler, our Chief Financial Officer.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations or predictions of the future are forward-looking statements and actual results could differ in a material manner. Additional information that could cause results to differ from those in the forward-looking statements is contained in the company’s SEC filings. This includes, but is not limited to, risk factors contained in our annual report on Form 10-K for the year ended June 29, 2013, and in the news release issued earlier this morning which is posted in the Investors section at sysco.com and can also be found on the Sysco IR app which can be downloaded from the iTunes App Store and Google play.

Non-GAAP financial measures are included in our comments today and in the presentation slides. The reconciliation of these non-GAAP measures to the applicable GAAP measures are included at the end of the presentation which can also be found in the Investors section on our website. All comments about earnings per share refer to diluted earnings per share unless otherwise noted. In addition, all references to case volumes include total Broadline and SYGMA combined.

To ensure that we have sufficient time to answer all questions, we’d like to ask each participant to limit their time today to one question and one follow up. Lastly, we expect to host an Investor Day meeting this summer in Boston. Additional information will be provided in the coming weeks.

At this time, I’d like to turn the call over to our President and Chief Executive Officer, Bill DeLaney.

William J. DeLaney

Thanks, Neil. Hello, everyone, and thank you for joining us today. This morning Sysco reported second quarter sales of

$11.2 billion and net earnings of $211 million. Adjusted EPS, excluding certain items, was $0.40 for the quarter, which was flat compared to the prior year. Market conditions continue to be challenging for many of our customers and competitive pressure remains acute.

These conditions were amplified in December by a shortened holiday shopping season and severe weather in several areas of the country. The casual dining restaurant segment was especially impacted, experiencing flat year-over-year sales during the quarter as high average check amounts could only offset the impact of declining traffic.

Notwithstanding the ongoing challenging market conditions, we grew our sales 4% over the prior year in the second quarter through both case volume growth and acquisitions. We continue to drive solid growth with our large national and regional customers while our business with locally managed customers remains soft. We are seeing reasonably strong growth with locally managed customers in our Southwest market while underlying market conditions are particularly difficult in our Northeast and Mideast markets.

Operating income fell short of our expectations for the quarter. Expense management was strong once again this quarter, as evidenced by cost per case in our Broadline business being significantly lower than the prior year, but sluggish sales growth with our locally managed customers and ongoing gross margin pressure more than offset those gains. We have implemented several short-term action steps and longer-term strategic initiatives to both accelerate our locally managed sales growth and mitigate the ongoing gross margin pressures that we have experienced in recent quarters.

These actions are gaining traction within our company and we are targeting gradual improvement in these areas through the balance of calendar year 2014 and beyond. At the same time, we anticipate our expense management performance will remain solid as we make additional progress on our productivity improvements in operations over the next several months while the year-over-year benefits of our SG&A cost reduction initiatives begin to plateau.

In summary, calendar year 2013 was one of the most difficult years in recent history for our industry, and we struggled to leverage our sales growth. While weather conditions have been quite severe thus far this quarter, we believe that market conditions will improve modestly in calendar year 2014 and that Sysco’s operating performance results will show steady improvement as well.

Turning to our technology transformation, as we discussed last quarter, our teams have invested significant effort to prepare needed updates to the SAP software to improve both stability and scalability. Last October, we implemented performance enhancements that meaningfully improved system capacity utilization as well as functional enhancements that improved order management and other processes.

Encouraged by the success of these changes, we resumed our deployment rollout at our Boise Idaho operating company back in November. System performance in Boise was favorable upon go-live and in the weeks since, and importantly, the recently implemented system enhancements have successfully addressed challenges that have previously impacted our large regional and national contract customers. This success provides us the confidence to convert two additional locations, Phoenix and Las Vegas, at the end of January.

These deployments are an important test of both the stability of our SAP solution and our ability to successfully deploy multiple larger-sized OpCos simultaneously. While we are pleased with our progress over the last year, we are working hard to further optimize our SAP solution in the days ahead. In February, additional updates are scheduled to be implemented that are intended to further improve system stability and scalability. These changes include simplification of the dynamic pricing and purchase order processes.

While we continue to monitor progress in the eight facilities now live on the SAP platform, as well as performance following the enhancement scheduled to take place later this month – excuse me – let me just say that again. While we continue to monitor progress in the eight facilities now live on the SAP platform, as well as performance following the enhancements scheduled to take place later this month, depending upon success of these next important steps, we would expect to launch two additional facilities by the end of the fiscal year.

We also continue to move forward with our category management initiative. The majority of wave one categories have now been launched and we expect the wave two categories to launch during the second half of fiscal 2014. We are applying learnings to the process as we move forward and have seen some improvement in execution and performance recently. We will continue to monitor performance in these categories and remain confident in both the benefits that category management will provide our customers and the savings we will realize over the next few years.

We also have multiple initiatives underway targeted at lowering operating cost. While we have previously discussed extensively the SG&A cost reduction initiatives, we also have several efforts underway to reduce cost and improve productivity in our warehouse and delivery operations. Routing optimization initiatives are underway in several of our largest operating companies. We expect to implement in the coming weeks a new warehouse scorecard to drive enhanced performance and accountability and our developing a similar scorecard for delivery operations.

A consolidated parts procurement program has been implemented across the entire United States. We have negotiated a universal contract to procure forklift equipment resulting in significant savings on this category of equipment and we also have undertaken an initiative to right size our fleet. To date, we have identified 700 pieces of equipment to eliminate and expect when complete, a total elimination of 1,500 pieces of equipment. This will reduce our maintenance cost, title and registration expenses, ongoing capital requirements and optimize our overall fleet age.

Turning briefly to an update on the proposed merger with US Foods, last month we announced several key decisions regarding the integration planning and leadership structure. We have formed a steering committee, which I will chair, and it’s comprised of a joint team of senior executives from both Sysco and US foods. The role of the steering committee will be to oversee the integration planning work and approve key decisions. Chris Kreidler has been appointed to lead the integration planning work. Because of his strong business and financial capabilities, Chris is well suited to provide the leadership, valuable skills and perspective that will be required to successfully bring both companies together. In addition to his integration planning leadership responsibilities, Chris will continue in his current role as Chief Financial Officer.

The integration planning process will consist of four major tracks of work. Greg Bertrand, Senior Vice President of Food Service Operations has been appointed to lead the sales, merchandising, and operations integration planning tracks, and David Schreibman, US Foods Executive Vice President of Strategy, will lead the corporate functions integration planning track. We are moving forward quickly along the path of planning for eventual integration and Chris will provide more details on our progress in a few moments.

In closing, these are both exciting and challenging times at Sysco. We are beginning to see many of our transformational changes take hold, and we now look forward to the US Foods merger as the next step in our transformation, enhancing our ability to serve our customers, strengthen supplier partnerships, and further engage our employees. Sysco is unique in its ability to make these types of significant investments, which we believe will create a compelling opportunity over time for all stakeholders. We are focused on driving out this change in a manner that contributes to the success of our customers and suppliers and we appreciate the dedication of our Sysco employees.

Now, I’ll turn things over to Chris so he can provide additional details on our financial results for the second quarter as well as the merger and integration planning work.

Robert Chris Kreidler

Thanks, Bill, and good morning, everyone. For the second quarter, sales were $11.2 billion or an increase of 4.1% compared to the prior year mainly due to case volume growth, about half of which came from acquisitions. Case volume increased 4.3% for the quarter, and case volume excluding acquisitions increased 2.7%. Inflation increased sales 0.8%, and changes in foreign exchange rates decreased sales by 0.6%. Gross margin in the second quarter increased 0.7%, and gross margin declined 60 basis points to 17.48%, due mainly to continued weakness in the locally managed sales, the difficult business environment, and competitive pressures. In addition, sales to large regional and national customers are growing faster than local business, and this mix shift drove about one quarter of the gross margin decline during the quarter.

Operating expenses increased $44 million or 2.8% in the second quarter of fiscal 2014 compared to the prior-year period. Approximately $30 million of this year-over-year variance was driven by operating expense from acquired companies. In addition, certain items totaled $33 million during the quarter, an increase of $12 million over the same quarter last year. Certain items this quarter included a $24 million increase in the estimate for Sysco’s self-insurance reserve, a $4 million in merger-related costs and $5 million in other restructuring costs.

If we exclude certain items and the impact of acquisitions, operating expenses were flat year-over-year. Business transformation expenses were lower in the second quarter compared to last year by $18 million, and were lower by $29 million for the first half of the year. However, expenses in the second half of the fiscal year are expected to be similar to the prior year. As a result, we continue to expect total business transformation expenses for the year to be in line with our guidance of $300 million to $350 million, albeit at the lower end of that range.

Similar to last year, we continue to see business transformation benefits driving down operating expenses mainly in the areas of sales, IT and retirement related expenses. And we expect benefits from category management and operation initiatives to build as we move forward. As a result of the benefits generated from our transformation initiatives, cost per case performance in our Broadline operations was significantly better than last year’s second quarter, declining $0.11 compared to the prior year. For the first half of the year, cost per case declined $0.10 compared to the prior year. As we’ve discussed last quarter, we don’t anticipate maintaining this rate of improvement as we lap the point at which we began some of these initiatives last year but we remain confident in meeting or exceeding our objective of a $0.05 decline for the full fiscal year.

In spite of the continued progress on our business transformation initiatives, continued weakness in the underlying business resulted in a decline in operating income of 8.1% year-over-year. Net earnings for the second quarter were $211 million, a decrease of $11 million or 4.8% compared to the prior year. Diluted EPS was $0.36, a 5.3% decrease compared to the prior year. Adjusting for certain items, which mainly related to an increase in estimated self-insurance reserves, diluted EPS for the quarter was $0.40, which was flat compared to the prior year.

As we have discussed on previous calls, we believe it is important to focus on the performance of our underlying business, which excludes certain items as well as business transformation expenses. To summarize the performance of our underlying business, adjusted operating expenses increased 3.4%, adjusted operating income decreased 7.6%, adjusted net earnings declined 4.4% and adjusted EPS declined 4.1% to $0.47.

One housekeeping item to mention: beginning in the first quarter of fiscal 2014, Sysco changed its classification of certain inter-company purchases related to our FreshPoint and meat companies from the previous classification used in fiscal 2013. This change impacted gross profit and operating expense but had no impact on operating income or net earnings. In our press release this morning, you will find a table showing the impact of these re-classifications to prior year results for fiscal 2013 and fiscal 2012.

Turning to the impact of the business transformation project for a moment, in the second quarter, project expenses totaled $63 million and we capitalized $10 million related to the project. We expect to maintain this level of capital spending in the third and fourth quarters due to ongoing work to enhance the stability and scalability of the system. As a result, we expect total capital spending related to business transformation to be $30 million to $40 million for fiscal year 2014. This is an update to our previous guidance. Total capital expenditures were $135 million for the second quarter this year compared to $106 million last year. We continue to expect total capital spending to be in the range of $550 million to $600 million for the fiscal 2014 year.

However, after including anticipated proceeds from asset sales, net capital spending will be in the range of $500 million to $550 million. Free cash flow was $167 million for the quarter, increasing substantially over the prior year period mainly due to improvements in working capital performance. For the first half of the year, free cash flow increased 64% to $211 million.

Now I’d like to turn for a few minutes to a discussion of our proposed merger with US Foods. In December, we announced our plan to merge with US Foods in a cash and stock deal valued at $8.2 billion. This is an extremely important and exciting combination that we anticipate will generate at least $600 million in synergies over three to four years.

As Bill mentioned, last month we announced that a steering committee had been formed comprised of a joint team of senior executives from both Sysco and US Foods and the integration planning leadership had been determined. Our integration planning team is comprised of leaders from both Sysco and US Foods. We are focused on planning how we will operate as one company and better serve our customers.

Our integration planning efforts have three primary goals: day one readiness, value creation and long-term organizational design. We’re off to a good start, and we look forward to working with our US Foods colleagues on the merger integration planning as we determine how to bring together the best of both these two great companies. As we have discussed, we expect a thorough regulatory review to take place over the next six to nine months and we recently learned that the FTC will be the agency leading the regulatory review for the government.

As part of the merger consideration, SYSCO will assume or refinance all of US foods’ net debt of approximately $4.7 billion. We have begun to take the steps necessary to secure financing to do that as well as hedged the interest rate risk between now and closing. In December, we secured fully committed bridge financing, which will be available upon closing, to fund the acquisition and refinance US Foods’ debt.

Shortly thereafter, US Foods obtained consent from holders of their 8.5% notes to waive a provision that would have in effect required Sysco to purchase the notes upon a change of control. This consent allowed us to reduce the bridge facility to $3.4 billion, thereby reducing our financing costs. At the end of January, we amended our revolving credit facility to increase the amount available to us by $500 million to $1.5 billion, and last week we entered into agreements to hedge the interest rate risk on $2 billion of the permanent financing.

In closing, while the challenging business environment in the food service industry continues to impact our customers and our financial results, we remain encouraged by the progress of our efforts to transform the way we do business. We strongly believe that the investments we are making in our business are vital to our future success and position us extraordinarily well for the future. The proposed merger steps up the momentum for change and provides many additional exciting opportunities for Sysco and the industry.

With that, operator, we’ll now take questions.

Q&A

Operator

[Operator Instructions] And we’ll take John Heinbockel with Guggenheim Securities.

<Q - John E. Heinbockel>: Bill, a couple of things. One thing I may have missed or may not have heard, you talked about some of the actions you’re taking on the cost side, but you also mentioned actions taken to drive street sales or street cases. What specifically are you doing there?

<A - William J. DeLaney>: Yeah, John, good morning. Well, as I said, we’re doing several things. I think what I said is we’re – we’ve got a lot going on both on the cost side as you point out as well as addressing what our biggest challenge is right now is driving sales on the locally managed business as well as addressing margin. And those two, as you well know, are very interrelated. In the short-term, we revised our comp plan for MAs about a year ago, and that’s pretty well fully implemented now in the States and in process in Canada. There is an element of that today that we didn’t have before. It’s not overly significant, but it’s meaningful which is predicated upon growing cases. We just finished up another new account promotion, so we see opportunities to kind of get back into more regular coordination of business – new business promotions, penetration promotions both with our local marketing people as well as from a national perspective.

We’ve got, as you can appreciate, a lot of pretty comprehensive margin management training going on in the company at various levels both locally as well as coming out of our corporate offices in terms of how do we optimize this whole challenge of quality growth with managing margin. Those are initiatives that kicked off in a bigger way here in the fall. So those would be three that I would mention in the short-term that we think will pay dividends for us here. To some extent, they’re already helping but I think will pay bigger dividends over the second half of the fiscal year.

Beyond that, John, I think the others are more along the lines of the strategic initiatives we have been talking to you about, which is we’re doing a lot more work in marketing in terms of gaining objective customer insights. Our [ph] COM tool (22:41) is further along in terms of implementation. We really do believe [ph] CatMan (22:46) is going to help us a lot once that matures both on the sales side as well as on the margin side.

It should be win-win for us and our suppliers and our customers. And we’ve got some other things going that are more pilot stages with revenue management, inside sales platform, that type of thing. And beyond that, Sysco Ventures is still something out there we continue to grow, and we believe long-term will give us opportunities to create traction with our customers. So many of these are more medium-term, but as I said, we have heightened up the intensity on some of those short-term initiatives.

<Q - John E. Heinbockel>: So just as a follow up to that, right, you said 25% of the margin pressure was mix. So if you look at the others – and this is probably hard to tell precisely, but if you look at the other 75%, how much of that do you think is proactive, you’re doing something, versus reactive where you’re responding to somebody else? And then the part that’s proactive, again, how do you get your arms around – these are productive efforts, right, when you look at gross profit dollar performance?

<A - William J. DeLaney>: Yeah, let me take a shot at it, and if I’m not getting it, John, just clarify the question a little bit more.

<Q - John E. Heinbockel>: Yeah, sure.

<A - William J. DeLaney>: Look, so I would say over the last year, year and a half, we have attributed a third to a quarter of the margin erosion to mix because the larger customers are growing faster. The rest of it, it is difficult to quantify. Obviously, the way our business model works, we can’t just look at gross margin. We have to look at our expenses as well. So we are definitely going to fight very hard for the cases we have today as well as continue to find ways to grow with our existing customers and our new prospects as well.

So I think where we’re at right now in this process is I look at even early numbers this quarter is we’re beginning to get smarter, I think, and a little bit more cohesive at the local level on making the right tradeoffs between volume and margin management. But the reality in this business for us is we need to grow the local business, we need to grow the street business, and that will contribute significantly to our gross profit dollar growth. We just got to be smart and balanced in how we do it. So I think we’re making strides there. You didn’t really see it here in the second quarter. I think you will see some improvement here in the second half of the year as far as the margin management goes.

<Q - John E. Heinbockel>: And just lastly then, do you think the industry as a whole is behaving rationally in terms of balancing margin and case volume?

<A - William J. DeLaney>: That’s one of those great questions that I don’t know if I can answer as well as any of us would like. I think, as I said, the competitive environment is very acute. As we’ve talked about a lot in the past in presentations and on calls like this, there’s some growth we believe – we believe the market grew somewhat in 2013. We’ll fine-tune those numbers and hopefully talk more about it at CAGNY. We don’t think there was a lot of growth. We were able to take some share, but we invested in that to some extent. I think that’s rational from our perspective because in the end, I think for our medium and long-term success, it’s important to continue to grow. There certainly are pockets of activity out there where there’s some behavior that probably isn’t the smartest as it could be. But overall, given the environment, I think it’s reasonably rational right now. It’s just very competitive.

<Q - John E. Heinbockel>: Thanks.

Operator

And we’ll take our next question from Karen Short with Deutsche Bank.

<Q - Karen F. Short>: Hi. Just turning to cost per case expectations for the full year, I guess your full-year expectations kind of reflect flat cost per case in the second half. So I know you’ve discussed this in the past, but I guess I’m wondering with a successful kind of wave one behind you, wave two about to begin and three more OpCo conversions by year end, why wouldn’t you continue to see improvements in cost per case for the back half?

<A - Robert Chris Kreidler>: Hi, Karen. I think we will continue to see improvements in cost per case in the back half. What we were really commenting to is the fact that we’re going to be lapping some significant work that was begun last year, so the quarter-over-quarter performance is not going to feel as good as the first half of the year. We do think we’ll be down at least a nickel. I think I admitted this time it will probably exceed a nickel a case as we look at the full year. We’re just not necessarily giving a higher exact number to that right now.

<A - William J. DeLaney>: I think, Karen, I would just add, when we talk about cost per case, we’re talking about operating costs. So we definitely are seeing reduction in cost per case for the [ph] CatMan (27:25) work and we expect that to continue.

<Q - Karen F. Short>: Okay. And any color on wave one in terms of how your customers are reacting to the initiatives? And any color you could give on what the benefit to gross profit or COGS would have been as a result?

<A - William J. DeLaney>: I think it’s still reasonably early in the wave one cycle, but I would tell you I think our execution, and I think we alluded to this in our comments; I think we are improving our execution there in terms of how we do the conversions, the cadence of the conversions and addressing these opportunities in the most productive way possible with our customers. So I think where we’ve had some challenges with the pilot categories on volume at times, we’re starting to see some improvement on wave one. We continue to see, like I said, significant improvement on our cost of goods, which was driving most of the economics on this initiative.

<Q - Karen F. Short>: Okay. And then just last question, obviously, inflation came down this quarter, which was pretty widely expected. But any comments on your outlook for the third quarter and beyond? I mean there’s a lot of noise with the drought in California and protein inflation and things like that.

<A - William J. DeLaney>: Yeah, I was actually a little surprised with how much it came down. We had about one point of inflation, which is kind of low. So I would say sitting here today depending – I’m not going to project the impact of weather and that kind of thing. That’s difficult to do. But I would expect it to remain pretty modest, somewhere in that 1% to 2% range. But we’ll have to see.

<A - Robert Chris Kreidler>: Most of the external stuff that we read, Karen, is probably the same as you read. Expect it to kind of go back to a more normal range and whether it’s Bill’s 1% to 2% or I guess what the others say out there, 2% to 3%, but we would expect it to be a little higher than where it is today. It’s a hard thing to predict, as you know. Last year or maybe 18 months ago remember we had a drought and everybody was expecting food cost inflation to go through the roof again and we never saw that materialize.

<Q - Karen F. Short>: Right. Okay. Thanks. That’s helpful.

Operator

And we’ll take our next question from Mark Wiltamuth with Jefferies.

<Q - Mark G. Wiltamuth>: Hi. Good morning. On your comment that the sales slowed throughout the end of the quarter, how much of that was really the calendar and the weather, and did you see any snapback as you got into January results?

<A - William J. DeLaney>: I think the calendar was certainly part of it, Mark, and we did have some weather, those last couple weeks in December, I think that impacted us in certain parts of the country. So I would say, it’s hard to put a number to it but I would say part of the slowdown was that. Part of it – we have pretty good growth in the second quarter last year, so when you look at comps – and we’re talking about deltas of 2% to 3% case growth here, so if it goes off a point, that’s 50% of the delta. So I’d say it’s a little bit – the comps are a little more tough but we definitely saw a falloff in December. And certainly from what we see and what we read, I think you’d have to attribute a fair amount of that to the weather. I mean we knew the calendar but we still saw a little more than what we expected to see.

I hate talking about weather, especially in winter. I mean we just had our market presidents in here a couple weeks ago and really didn’t want to hear a lot about weather, but I will tell you weather’s been pretty brutal here the first part of – the first four or five weeks. So we’ve had four of the five weeks, I think, have been very difficult, last week in particular. You all see the weather reports. We had issues throughout the Southeast. We didn’t ship in New Orleans. You saw the reports in Atlanta. So the good news is it’s January and early February so March is a key part of this quarter and we still have an opportunity to make some of that back. But I’d say, weather has impacted us quite a bit so far in January and early February.

<Q - Mark G. Wiltamuth>: Okay. And on the gross margin weakness, did you have any pressure on the meats category? I know red meat was a pressure for at least one of your smaller competitors out there.

<A - William J. DeLaney>: I can’t tell you it was any more pronounced in that area than any place else. Obviously, those are high dollar boxes so you tend to get somewhat competitive depending on the size of the customer. But I wouldn’t attribute any particular piece of it to meat category.

<Q - Mark G. Wiltamuth>: Okay. And for Chris, is there any way you can give us a rough idea of what kind of interest rate we should be looking at for the big refinancing for the US Foods deal?

<A - Robert Chris Kreidler>: No. I wish I knew myself. Our strategy, as I talked a little bit about, is to hedge interest rates, but in this environment, we’ve chosen to basically hedge about half which means that if they continue to languish or indeed decline, we won’t give away all the benefit. If they go up, we’re partially hedged. So that’s kind of where we’re hanging out right now. We’ll continue to evaluate the markets as well as the yield curve going forward and look for an opportune time to lock in. And obviously, we’ve got to get much further along in the deal process and the regulatory approval process as well, but right now I can’t give you much more guidance.

<Q - Mark G. Wiltamuth>: Okay. Thank you.

Operator

And we’ll take our next question from Andrew Wolf with BB&T Capital Markets.

<Q - Andrew P. Wolf>: Good morning. Bill, you sounded kind of optimistic about this year market conditions, restaurants getting maybe back to positive traffic. I just wanted to ask you to explain a little about what you’re thinking there, sort of generally why you might think that? And then secondly, as part of the same question, have you seen – you just talked about Atlanta and what’s going on there, but between the fourth quarter and the recent snow events and cold weather in the east, have you seen a bigger variance in the performance between places that had normal weather out west let’s say versus the east that you could share with us, that might give us a sense if that is the case.

<A - William J. DeLaney>: Yeah, Andy, I will. So let me start with the second one. I tried to give you a little color on that in my prepared comments. And so right now, yeah, I’m looking very hard at the west because we haven’t seen that kind of weather out there. So we’re seeing – I think I called out the Southwest, and to be fair, I’d say the Southwest if you go back the last two or three years has been probably the strongest part of the market. If you look at some of the more industry-wide survey work that’s done on consumers, the Southwest shows up quite strong. And I would say right now, we’re trending – it’s hard to do this, Andy, because I have to adjust for that variability you’re alluding to, but in terms of our individual performances, but I’d say if I just look at the West right now, things are a little bit better there, which gives me the confidence that some of this actually clearly is being driven by weather in terms of early days here in this quarter.

So with that said, the other thing I called out was, we see now for several quarters that the Northeast and what we call our Mideast markets have seen more pronounced sluggishness, and it’s not to say we don’t have opportunities to execute better in those markets, but at the same time when I look at them across that entire geography, that seems to be a tougher part of the country in terms of growth right now.

As far as why I’m optimistic, I would say it’s interesting when you read all these reports that some of you publish and that we all read, the state of mind of the consumer is reasonably good right now. The state of mind of our customers is reasonably good when you look at forward-looking feelings about the future. So any time people are optimistic, that gives you reason to be optimistic, and that’s part of it.

I think there’s some technical issues that are somewhat clouded by the weather right now with some of the tax hits that the consumer took early last year, that I’m hopeful that those will turn into positives here as we get towards spring and into summer. So I think the mindset is better, and it’s fragile. I’m not going to kid you on that. And when you look at the economic data, it’s good at a certain level macro and not so good in our piece of the industry. But I’m basically going off of some of the sentiment surveys that we see in terms of the consumer, some technical things that we see in terms of what happened last year, early part of the calendar year, and I would say even though we’re somewhat challenged here in terms of our performance for the quarter, I haven’t had a chance to talk to a lot of our people. I think we really believe that we are gaining traction on our initiatives, and that we will see some steady improvement here, as we get deeper into the calendar year.

Is that good?

<Q - Andrew P. Wolf>: It’s interesting. Just do you have any – and last question, but it’s a follow-on to what you just answered. Do you have a sense of the same-store sales for your independents? And is that something also you have by geography? And could you also shed light on in the context of regional variance?

<A - William J. DeLaney>: I don’t have a great sense of that. We obviously have our sales data where we can look at that at various levels of detail in terms of what we call penetration. That doesn’t tell you what the accounts same-store sales are, right. I would tell you it varies. So whether you’re talking big change or whether you’re talking about more street-oriented type operators, the stronger operators I think are holding up reasonably well in this kind of market and the people that are more on the margin are struggling more. So we see a fair amount of variability across customers as it relates to penetration. My best judgment, and I don’t have any data on this, Andy, is that it’s reasonably flat right now out there in terms of restaurant sales, overall same-store sales.

<Q - Andrew P. Wolf>: Okay. Thanks.

<A - William J. DeLaney>: You’ve got some chains are doing better than others obviously.

<Q - Andrew P. Wolf>: Got it. Thank you.

<A - William J. DeLaney>: Thank you.

Operator

And we’ll take our next question from Ajay Jain with Cantor Fitzgerald.

<Q - Ajay Kumar Jain>: Yeah, hi. Good morning. I had a variation of some of the previous questions, but it’s more specific to the outlook for the current quarter. I think with at least some of the casual dining [ph] gains, (37:43) it looks like traffic was down significantly in December. I think it even turned negative in a few cases. So my guess is that trend probably continued into January because of some of the cabin fever or weather-related issues that you talked about. And then it looks like you’re also getting the benefit of some inflation and you talked about inflation a little bit earlier, but I think some of the government data suggests some deflation over the last three or four months. So from your prepared comments, it sounds like you’re more optimistic about sales trends for calendar 2014, but do you foresee potential for incremental volume weakness in the current quarter from the combination of even potentially deflationary pressure and also sort of the continuation of some of the weather-related impact? Thanks.

<A - William J. DeLaney>: Yeah, good morning, Ajay. I would – I think where I’m at on that thing and what I tried to get across in my comments is I’m pretty cautious on this quarter right now on the top line, just given what we’ve been dealing with here the first four or five weeks. As I said, though, March drives this particular quarter, so if we catch a break with the weather and maybe we’ve seen the worst of it – in terms of parts of the country where you don’t expect to see this kind of weather, that’s really the issue. So the way weather affects us is when you have these freezes and snowstorms in the Southeast and the Southwest, that’s a problem, okay, when they carry into April, that’s a problem. When they start early in November, that’s a problem. Winter is going to be winter in the Northeast and the Midwest, and we understand that.

So I’m somewhat cautious because of the weather and how we’ve started out this quarter, but there’s still a lot of good weeks ahead of us in terms of volume as we get toward the latter part of February and March. I’m more optimistic on the year just for reasons I espoused earlier, that I think the consumer is in a better place and I think with a [ph] break here or there (39:35) that that’s going to be good for our customers, and we’re very well-positioned to leverage that in terms of our business.

Deflation, we’re not really seeing deflation. We’re seeing categories that are maybe down a little bit, up a little bit. We’ve got some inflation in meat and seafood, I think, going right now. So deflation would not be good for us. Again, what we – what’s more ideal for us would be to have that inflation number get back around 2%, maybe even a little bit higher. That gives us a little more room to maneuver in terms of our expense management and at the same time work with our customers in a way that they can handle the cost increases. So deflation would not be good, but I don’t necessarily think we’re looking at deflation. I think we’re looking at, as we said earlier, moderate inflation continuing.

<Q - Ajay Kumar Jain>: Great. Thank you.

<A - William J. DeLaney>: Thank you.

Operator

And we’ll take our next question from Meredith Adler with Barclays. Your line is open. Please check your mute button. Again, check your mute button. Your line is open. Due to the silence on this line, we’ll take our next question from John Ivankoe with JPMorgan.

<Q - John W. Ivankoe>: Hi. Thank you. The question is how your customers might be responding to the merger, or I guess news of the merger. I mean is it a situation, I guess FTC excluded, that one plus one could equal two? Or do you sense some nervousness within your customer base of a consolidation of power? And if that’s the case, what will you do maybe differently in six to nine months to retain some business that some of your competition might otherwise be trying to get?

<A - William J. DeLaney>: Good morning, John. Look, I would say this: from the day one of the announcement through today and going forward to close and then beyond close, certainly one of our big goals here is to have a very active, effective communication program with all of our stakeholders, all right, so our customers, our suppliers, our associates, our shareholders, government, media, all that type of thing. So we’re early days of dealing with that. We’re in constant contact with our customers. We’ve equipped our OpCo presidents and their sales leadership with pieces to communicate with the local chefs associations, restaurants associations. So I would characterize it early days, as we’ve got good ongoing discussions with our customers.

Certainly, there are some that have some concerns, and we work through those. I’d say many are excited to understand what the benefits are and how long it will take to close and when will all that happen, and but I’d say largely customers are pretty open-minded, and they’re looking for those benefits. So whether it’s going to enhance their business from how they might order product with us or a wider assortment of innovative products, the fact that we will be able to take cost out of the system over time and how that translates to their opportunities to work with Sysco, those are all things that we are talking with our customers about.

We clearly see this as a very good thing for our customers. Frankly, I see it as a very good thing for the industry over time, and certainly we see it as a good thing for Sysco. So I think generally, it’s very open-minded and constructive. Obviously, there are some people out there that don’t like this. They tend to be more on the competitive side of the ball and they’re having those types of conversations and we’re addressing that as appropriate

<Q - John W. Ivankoe>: Thank you

<A - William J. DeLaney>: Thank you.

Operator

And we’ll take our next question from Meredith Adler with Barclays.

<Q - Meredith Adler>: Hi. Thanks for taking my question. First, I just would like to talk a little bit about the comments about category management. You’re done with – you finished wave one, but I think you made some comments about what the impact was, and you think it’s recovering. Could you just be more specific about what happened to revenues or customer [ph] for reaction on category (43:40) management?

<A - William J. DeLaney>: Yeah, I’ll take a shot at that, Meredith. So essentially the whole idea of category management is to optimize the assortment of products [indiscernible] (43:49) in an effort to help our customers optimize and enhance the products that are available to them as well. Along the lines, we certainly see opportunities here to enhance our relationships with our suppliers, improve product development and innovation and reduce our SKUs where that makes sense, and to take cost out of the system as it relates to our cost of goods. The challenge as you expect as you go into something like this is the conversion process. So I would say to you in the pilot wave or the pilot category, there was four of them, we did a very good job on working with our suppliers, we did a very good job identifying opportunities for cost savings, and we’re realizing those.

Where we are learning as we go is to strike the right balance in terms of the cadence and the conversions with our customers and to make sure we’re equipping our operating company sales management and the MAs with the tools that they need to have the conversations about conversions with the customers in the right way. So where we’re making progress at this point, I think, is on the conversion side, and we expect to continue to make progress as we get deeper into wave one and wave two.

<Q - Meredith Adler>: So when you say you’re learning more about how to do the conversions, does that mean that there was unhappiness initially?

<A - William J. DeLaney>: Meredith, any time you sit down with a human being and tell them that you’re there and you’ve got an idea and you’re going to ask them to change what they’re doing, there is some challenges to that. So I would say, yeah, as we got into it, even though we had done I think a tremendous job in terms of developing the communication pieces training our people, there’s always the dynamic that you deal with across the table from a customer. So we ran into some challenges there. We still have them. But I would say to you this in the most straight forward way as I can, it’s really more about just making sure that at the time – to the extent that the conversion is relevant to that customer, many of them aren’t, we’re not converting every item for every customer, but to make sure that we’re having good constructive dialogue in terms of why it’s a good thing for the customer. And as you play that out over 7,000 territories with tens of thousands of customers, and it’s something you’ve done for the first time, certainly there is challenges. But I would tell you again that I’m seeing improvement on that performance here as we get into wave one and I expect it to continue to improve.

<Q - Meredith Adler>: Okay. Thank you. And then another just sort of quick question to confirm something that Chris said about the cost per case. I think you said down 5%, and I wasn’t sure if you were saying down 5% for second half or down 5% for the full year?

<A - Robert Chris Kreidler>: Yeah, Meredith, I actually said down $0.05 per case…

<Q - Meredith Adler>: $0.05.

<A - Robert Chris Kreidler>: …we’ll be down at least $0.05 per case for the full year.

<Q - Meredith Adler>: And do you include the pension change as part of the cost per case?

<A - Robert Chris Kreidler>: Yeah, that’s an all-in cost per case.

Operator

And we’ll take our next question with Edward Kelly with Credit Suisse.

<Q - Edward J. Kelly>: Yeah, hi. Good morning, guys.

<A - William J. DeLaney>: Good morning.

<Q - Edward J. Kelly>: I just have – I guess a lot of my questions are sort of around modeling and how we think about the back half of this year, but the first one is on mix and I guess the impact of negative mix on sales, which seems this quarter to be higher and I only say that because we sort of like try to figure out what your volume growth is based on the data points you give, right, we would come up with a lower number by about 70 basis points, and we’re not typically that high. So is the negative impact of mix accelerating? And then would you expect it to stay at this level, or could it even be higher?

<A - William J. DeLaney>: Ed, I’m going to start and then let Chris jump in. I can’t speak to the modeling part, but I would say it’s not accelerating. What I would say is, as we said in our prepared comments, we’re still seeing good growth with the larger customers, regional and national customers. We’re just not seeing enough growth yet on the local side. But I wouldn’t say that it’s accelerating at all.

<A - Robert Chris Kreidler>: I’m not sure I can add a lot. Your question was negative mix on sales, correct?

<Q - Edward J. Kelly>: Correct. Yeah, Chris, it’s just that if I think about your dollar sales and I adjust for acquisitions and I adjust for inflation, right, I’m going to come up with a 2% volume growth number, right, you give 2.7%…

<A - Robert Chris Kreidler>: Right.

<Q - Edward J. Kelly>: …so that 70 basis points is bigger than what it’s been historically and I’m trying to figure out if that is a number I should be using going forward.

<A - Robert Chris Kreidler>: Yeah, we’ve had this conversation before that – I understand that’s how folks come up with what I guess they call real growth and that’s just not a number that we’d ever put much credence in, which is why we started giving you actual case volumes. So that number is going to move around for a variety of different reasons and we frankly just don’t track it.

<A - William J. DeLaney>: I would say the bigger issue in this quarter other than some of the sluggishness in December that we’ve already talked about – if you compare the first quarter to the second quarter, your inflation number went from 2% to 1% and that’s probably the bigger impact…

<A - Robert Chris Kreidler>: You’ve got inflation and actually your forex was a little higher as well. When you put both those in there, your sales number is not significantly off of where we were.

<Q - Edward J. Kelly>: Okay. And then the other question related to a sequential change in the business is this notion of looking at your volume growth, right, relative to your gross profit dollar growth. And that spread seems to have widened a bit, which I guess could be competition, market or whatever. But I guess how do you think about that? I know you typically don’t want it – you’d like to grow gross profit closer to volume, right. So going forward, should I be using this type of spread? Do you think it can improve?

<A - William J. DeLaney>: Look, as I said, we came up somewhat short of our internal goals here for the quarter and that was on the gross profit dollar line, but I would say the spread was about the same as what it was in the first half. We had a top line miss and continue to have gross profit pressure and margin pressure on all categories of customers actually. So from what I’m looking at, Ed, the spread is about the same as in the first quarter.

<A - Robert Chris Kreidler>: Yeah, Ed, obviously you got to do your own modeling. Our plan certainly don’t call for or allow for a 0.7% gross margin growth number. We are clearly higher than that. We clearly have higher expectations for that, and as Bill explained, that’s where we’ve got a tremendous amount of focus and we talked about it for a number of quarters here. So that’s not in our short or long-term projections.

<Q - Edward J. Kelly>: All right. And Chris, you’re going to lap an acceleration in the acquisition benefit in the back half here?

<A - Robert Chris Kreidler>: Yeah.

<Q - Edward J. Kelly>: So I guess you would expect that benefit to slow then I guess? Is that right?

<A - Robert Chris Kreidler>: It will. We’ve kind of expressed what we think the full-year benefit will be. We said just the carryover deals themselves would boost us by at least 1% in terms of sales and then new transactions every year, our target is at least 1% so you get about 0.5 point impact for the year. So add those up and generally our expectation is about 1.5%. So we still have a significant pipeline of transactions. We’ve got this major one that we have to work our way through, of course, and so U.S. acquisitions may slow a bit, but we still have focus in Canada and focus in other geographies.

<Q - Edward J. Kelly>: Okay. And then just one last question for you on SAP. Now that you sort of looks like you’ve got through Boise, when is the next big OpCo going to get done? Is that within the next group and are you comfortable now that some of the changes you’ve made to get you over the hurdle to get a big OpCo done just as well now?

<A - William J. DeLaney>: Yeah, we just – as I mentioned, we just did Phoenix and Vegas last weekend actually so we’re in week two there now, Ed. So we’re early days but we’re feeling good about that. I think I also mentioned that things stay on course both with the next round of enhancements as well as what we see in these last three companies. We expect to do a couple more in the latter part of this fiscal year, they would both be very large companies.

<Q - Edward J. Kelly>: Okay. Great. Thank you.

<A - William J. DeLaney>: Thank you.

Operator

And we’ll take our next question from Greg Hessler with Bank of America.

<Q - Greg Hessler>: Hi. Thanks for taking the question and I apologize if I missed this earlier. I think you may have addressed it and I was – it was cutting out a little bit. But in terms of the refinancing that you guys intend to do, should we just expect that to be closer to the time of the closing of the transaction? I think you’ve said you expect it to take or at least the FTC review to take 9 months to 12 months. So I’m just trying to think of this from a timing perspective.

<A - Robert Chris Kreidler>: Yeah, it will certainly be closer to the time of the transaction. Whether we take advantage of market conditions and confidence levels prior to that, it’ll depend upon a number of factors in terms of when we’ll actually pull the trigger to do some of this refinancing.

<Q - Greg Hessler>: Okay. And then in terms of the overall size, you’ve got a pretty big chunk of legacy US Foods debt here to refinance. But then at Sysco, you also have some shorter-term borrowings, you’ve got a 2014 and a 2015 maturity coming up. Should we expect that you kind of do that all at once or could you be coming to market multiple times here over the next couple of years?

<A - Robert Chris Kreidler>: Yeah, obviously, our goal would not to be – to come to market a whole bunch of different times. It will – it tends to cause a little inefficiency in terms of pricing as well as disruption. At the same time, if we’ve got something that comes due and we see an opportunity to refinance a chunk of it, both our side as well as pre-refinancing the US Foods merger consideration, we may look for an opportunity to do that.

<Q - Greg Hessler>: Okay. Thank you very much.

William J. DeLaney

Thank you.

Operator

This concludes today’s question-and-answer session and today’s Sysco Second Quarter Fiscal 2014 Conference Call. We thank you for your participation, and have a good day.